                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16

                                     UNDER

                      THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE 1999

                        SPECTRUM SIGNAL PROCESSING INC.
                              (REGISTRANT'S NAME)

                    100 PRODUCTION COURT, 8525 BAXTER PLACE
                              BURNABY, BC V5A 4V7
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F        Form 40-F  X
                                     ---              ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes      No  X
                                      ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-       .
                                      -------

                                                      SPECTRUM SIGNAL PROCESSING

1998 ANNUAL REPORT


                                                                          [LOGO]

TABLE OF CONTENTS

Corporate Profile
Letter to Shareholders

Management's Discussion and Analysis .................................   f1 - f4
Auditors' Report to the Shareholders .................................   f4
Consolidated Balance Sheets ..........................................   f5
Consolidated Statements of Operations ................................   f6
Consolidated Statements of Stockholders' Equity ......................   f7
Consolidated Statements of Cash Flows ................................   f8
Notes to Consolidated Financial Statements ...........................   f9 - f16

CORPORATE PROFILE

Spectrum Signal Processing is a world leader in the design of Digital Signal Processing (DSP) system solutions. Our hardware and software products, targeted at the high-end electronics market, are helping Spectrum's customers take advantage of the power and precision of DSP technology.

Digital signal processing (DSP) is a breakthrough technology that is changing the way machines interact with our world and how we interact with machines. DSP involves the conversion of "real world" signals, like light, sound, and images, into the digital language of computers - zeroes and ones. Once "digitized" these signals can be enhanced, compressed and manipulated, improving the performance of a wide range of sophisticated electronics systems.

Spectrum's DSP systems enable our customers to create digital solutions for a variety of applications including: medical diagnostic imaging machines, radar and sonar, surveillance equipment and motor control. As the technology evolves, so too do the number and variety of new applications.

Spectrum is a global company with headquarters located in Burnaby, BC, four sales offices in the USA, one sales office in the UK and a wholly-owned subsidiary located in Scotland. We sell our products to major commercial, industrial and defense customers in North America, Europe, Asia and in many developing markets around the world. The Company is traded on the Toronto Stock Exchange (symbol: SSY) and the NASDAQ Stock Market (symbol: SSPI).

SPECTRUM'S ROLE IN THE EXPANDING WORLD OF DSP

There are two very distinct markets for DSP technology: the highly competitive consumer market, and the high-end commercial, industrial and defense electronics market. Spectrum focuses on the latter, designing sophisticated DSP hardware and software systems for high-performance applications such as those mentioned above.

Spectrum's customers are experts in their fields and use DSP technology as an integral component in a wide range of high-performance electronics applications. Our job at Spectrum is to ensure our customers remain at the forefront of their industries by designing world-class DSP systems that reflect our proven technological expertise, and our ongoing commitment to superior quality and customer service.

Simply put, our customers outsource their DSP development to us, so that they can concentrate on what they do best. We are the DSP experts that the world's electronics experts rely on.

Spectrum's high-performance DSP systems play an integral, although not always visible, role in literally dozens of everyday applications. One key customer uses Spectrum's DSP systems to manufacture sophisticated diagnostic imaging machines, which help medical practitioners make crucial diagnoses and treatment decisions that will ultimately affect the lives of thousands of patients.

Another customer has incorporated Spectrum's DSP systems in its research labs to develop and test the next generation of automobile engines. Their research will lead to better fuel efficiency, more power, less engine vibration, and enhance the overall performance of our vehicles.

Our defense and law enforcement customers use Spectrum's DSP systems to conduct critical surveillance and intelligence-gathering activities - activities that often save lives.

Spectrum's DSP systems are used in dozens of other areas - too many to mention here. And as DSP technology increases in power and performance, so too do the number of ways in which Spectrum's high-performance systems can be harnessed by our growing base of customers. As the millennium approaches, the future of DSP technology looks bright indeed.

DEAR SHAREHOLDER,

While 1998 brought with it many challenges and some disappointments, Spectrum was successful in accomplishing several important goals that opened up new opportunities for the Company, and solidified its position as the DSP systems outsourcing partner of choice to major commercial, industrial and defense customers around the world.

During 1998, Spectrum deepened its lineup of existing products and services to become a more valuable partner to its customers, and build long-term value for its shareholders.

At the beginning of 1998 Spectrum's management made a conscious decision to de-emphasize sales of licensed third-party product, and to concentrate our efforts on selling Spectrum products designed in-house over the last two years. In 1997, licensed products accounted for 47% of total sales. By the end of 1998, the percentage had dropped to 19%. At the same time, sales of Spectrum designed product increased from 47% in 1997 to 75% of total sales in 1998. The result of this sales shift was an improvement in gross margins, increased independence and a validation of Spectrum's technical expertise.

As mentioned, 1998 was fraught with challenges as well. A major shift in the industry to a new generation of chip technology from Texas Instruments (TI) launched many new and existing Spectrum customers into a 12 to 18 month development cycle.

This had the effect of delaying volume orders for Spectrum until these customers reached the 'design-win' stage. By the third quarter it also became clear that the so-called Asian flu was prompting many of our major North American customers to defer orders. These two influences had a clearly negative impact on our revenues and earnings in the last six months of 1998.

But these adverse market conditions didn't derail Spectrum from its corporate strategy, and we achieved important progress on several fronts in 1998.

Spectrum designs its systems around DSP microprocessors supplied by large chip manufacturers. Traditionally the majority of our products have been based on DSP chips from TI. In March, Spectrum acquired the net assets of Alex Computer Systems Inc., a leader in DSP products based on Analog Devices' (ADI) chip technology. This important acquisition diversified our product line and enabled us to respond to the needs of our customers with two superior product lines. April also saw the grand opening of Spectrum's UK & European sales office, enhancing our opportunities to build greater market share in this key region of the world.

As mentioned, a major technology shift in the DSP industry also occurred in 1998 when Texas Instruments launched the 'C6x chip - a new, more powerful generation of chip technology. By the end of the second quarter Spectrum launched its new product line based on the TI 'C6x chip, on schedule and ahead of the competition. Our software engineers also had a busy 1998, and by the end of the year had initiated a software strategy to combine the talents of the software teams at Alex, 3L Limited (acquired in 1997) and Spectrum. Our strengthened software engineering team will focus on speeding our customers' development time by providing a complete package of easy-to-use software tools.

With the introduction of a new product line and the addition of the Alex Products, Spectrum's new customer activity was robust in 1998. Spectrum records the level of new customer activity through the use of the terms "design-in" and "design-win".

A design-in occurs when a new OEM customer chooses to develop their application around a Spectrum DSP system. The design-in stage refers to the product design and prototyping phase of our customers. To qualify as a design-in, projected revenues for Spectrum over the first 36 months of a new project must be US$ 1 million or more. Spectrum customers typically require 12 to 18 months to finish their development and prototyping. When this process is complete, they are ready to commercialize their product, and move into volume production.

When a Spectrum customer places their first volume production order, with follow-on orders expected, the revenue from that customer increases. Spectrum considers this a 'design-win'. In 1998, Spectrum counted 41 new design-ins, close to double our historic rate. During the year the company converted 7 of these to design-wins and more "wins" are anticipated as customers complete their design phase. Providing tools and services to our customers to decrease their development time and get them to the design-win stage sooner is part of Spectrum's strategy to be a valuable outsourcing partner.

OUR STRATEGY

Spectrum's goal is to increase our market share and maintain our leadership position as the DSP systems outsourcing partner of choice to customers around the world. To achieve our goal we need to bring value to our customers that demonstrates the advantages of outsourcing their DSP development to Spectrum rather than expending their valuable time and resources building the technology in-house.

Our customers are looking for a competitive advantage. Spectrum offers that advantage by providing:

        -       faster time to market

        -       lower product development risk

        -       lower cost of ownership

        -       easy upgradeability

        -       commercial off-the-shelf and custom products

The Spectrum advantage includes a world-class team of over 50 design engineers and 12 years of corporate experience in the DSP systems market. Spectrum's sophisticated hardware and software systems are combined with a service package that includes pre- and post-sales technical support, training, and customer support services around the world. We will continue to anticipate the trends in the marketplace and the needs of our customers with the addition of products and services that enhance our current value as a DSP systems outsource partner.

As an outsource partner to company's working in a number of different industries, Spectrum's sales and marketing team is able to identify high growth opportunities in niche markets. Often these niche markets have special technological needs, and based on the revenue opportunities anticipated in these markets, Spectrum endeavors to create specialized components or product lines to meet these needs.

In 1998, Spectrum identified radar/sonar, signal intelligence and wireless communications infrastructure as three important market opportunities. The Company launched successful product lines for both the radar/sonar and signal intelligence markets in 1998, and began to develop next generation wireless communications infrastructure products for launch in 2001. We will continue to pursue these target markets and identify other growth opportunities going forward.

LOOKING AHEAD TO 1999

As was the case in 1998, 1999 is likely to remain challenging as the high-end DSP systems market continues its recovery. Nonetheless, Spectrum is methodically and deliberately laying the foundation for future growth, and we are clearly focused on achieving several key milestones in 1999.

Spectrum will continue to watch the line on expenses to ensure that we protect our profitability until revenue growth returns to traditional levels. Research and Development spending will be maintained to ensure our technology is leading edge, and we will continue to target gross margins between 55% and 60%. In addition, we will continue to de-emphasize sales of licensed product to ensure that these products make up less than 6% of our total 1999 sales revenue.

In terms of product development, Spectrum will complete its software review in 1999, and launch a new software package coincident with three new product lines based on TI's 'C67x and 'C6202 chips, and on ADI's ADSP-21160 chip technology. We will also be seeking collaborative opportunities within the DSP industry to speed the development of next generation technology. And finally, Spectrum's management will focus on improving our service and delivery systems so that our customers continue to realize the rewards of outsourcing their DSP systems development to Spectrum.

OUR TEAM

While our financial statements will give you a thorough review of our financial performance, there is one key asset that cannot be captured on our balance sheet. I am speaking of the team of people who have made Spectrum a world class company. Their experience, DSP expertise and commitment is unmatched, and I believe that it is this key asset that will drive Spectrum's future success.

1999 will see Spectrum move into its new and expanded headquarters in Burnaby, British Columbia. Our new surroundings will reflect the high tech nature of our business and provide a more effective and interactive work environment for our employees. We look forward to welcoming customers and shareholders to the new facility.

I would like to thank Spectrum's valued employees and our Board of Directors for their continued commitment to Spectrum's success, and would also like to thank our patient shareholders for their continued support. I look forward to sharing our progress as 1999 unfolds.

Barry W. Jinks
President & CEO
May 7, 1999

1998 ACHIEVEMENTS

Spectrum reduced its dependence on revenue from the sale of licensed product from 47% in 1997 to 19% in 1998.

The Spectrum UK and European sales office opened April 1, 1998 expanding sales opportunities in this key market.

Spectrum acquired the net assets of Alex Computer Systems Inc. diversifying its product offering.

Spectrum's new product line based on Texas Instruments' 'C6x DSP is launched on-time and ahead of the competition.

Spectrum experiences record levels of new customer activity with over 41 new customers developing applications on Spectrum DSP systems.

1999 MILESTONES

Spectrum will launch a new software package to speed our customers' development time and time to market.

Spectrum will launch three new product lines in 1999 based on Texas Instruments' 'C67x and 'C6202 DSP chips, and Analog Devices' ADSP 21160 DSP.

Spectrum will continue to reduce sales of licensed product to less than 6% of total annual revenue.

Management will seek collaborative opportunities to speed the development of next generation technology.

Management will strive to maintain gross margins between 55% and 60%.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SALES

Sales from continuing operations for 1998 were $26,000,000, a decrease of $207,000, or 0.8%, relative to sales for 1997. Included in sales for 1998 were development contract fees of $1,530,000, or 5.9%, of sales for the year, compared to development contract fees of $1,589,000, or 6.1%, of sales for 1997. Included in sales for 1998 were revenues from the Company's internally developed C3X, C4X and C6X products of $7,511,000, or 28.9%, of sales for the year, compared to $6,205,000, or 23.7%, of sales for 1997. Included in sales for 1998 were $4,872,000, or 18.7%, of sales of Loughborough Products compared to $12,234,000, or 46.7%, of sales for 1997. Sales for 1998 also reflect the inclusion of $5,791,000, or 22.3%, of sales from Alex Computer Systems ("Alex") which was acquired in 1998.

GROSS PROFIT

Gross profit increased to $15,393,000 for 1998 from $15,027,000 for 1997, an increase of 2.4%. Gross margin (profit as a percentage of sales) increased to 59.2% for 1998 from 57.3% for 1997. The increase in gross margin was due primarily to increased sales in higher gross margin, internally developed products as opposed to licensed products.

ADMINISTRATIVE, SALES AND MARKETING

Administrative, sales and marketing ("AS&M") expenses consist primarily of salaries, sales commissions and benefits related to the Company's sales, marketing and administrative personnel and independent sales representatives. AS&M expenses for 1998 were $10,621,000, or 40.9%, of sales for the year, compared to $7,915,000, or 30.2%, of sales for 1997. AS&M expenses were higher by $2,706,000 in 1998 due mainly to the costs associated with increased European and Asian sales and marketing initiatives (approximately $1,016,000), the inclusion of AS&M expenses of Alex Computer Systems acquired in March 1998 (approximately $650,000), and an increase in the Company's North American sales and marketing staff levels (approximately $1,062,000).

AMORTIZATION

Amortization consists of the depreciation of the Company's fixed assets and amortization of goodwill and other intangibles. Amortization expense for 1998 was $1,299,000 an increase of $655,000, or 101.7% over 1997. The increase in amortization expense was due primarily to an increased investment in goodwill and other intangibles related to the acquisition of the net assets of Alex Computer Systems in 1998.

ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGE

Acquired in-process research and development ("IPR&D") represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced but not yet completed at the date of acquisition and which, if unsuccessful, have no alternative future use in research and development activities or otherwise. An IPR&D charge of $2,640,000 was expensed in 1998, compared to $872,000 in 1997. The 1998 charge was recorded in conjunction with the purchase of the net assets of Alex Computer Systems based on management's discounted cash flow valuation. The 1997 charge was recorded in conjunction with the purchase of 3L Limited. Although the Company had reported its quarterly and annual results for 1998 in accordance with established accounting practice, in April 1999 it adjusted its 1998 financial statements largely in response to new guidance recently provided by the Securities and Exchange Commission to the accounting profession related to the valuation of IPR&D in purchase transactions. None of the adjustments related to the Alex intangibles impact the Company's net operating cash flow. While the Company feels it statements are in-line with the new SEC policy on IPR&D, the SEC is still in the process of completing a final review of the Company's 1998 financial statements. It is uncertain when that final review will be completed or whether the results of that review will further affect Spectrum's 1998 results. If the SEC reduces the one-time charge for IPR&D, this would effectively increase Spectrum's 1998 results (or reduce the Company's losses), while increasing both the amount of goodwill capitalized and the amount of amortization expense in 1998 and in future years.

RESEARCH AND DEVELOPMENT

Research and development ("R&D") expenses consist primarily of salaries, related personnel benefits, engineering service costs relating to development contract fees and direct overhead costs. R&D expenses were $4,374,000 for 1998, or 16.8% of sales for the period, compared to $2,536,000 for 1997, or 9.7% of sales for such period. The expenses in 1998 consisted primarily of costs associated with new product developments undertaken by the Company. Total research and development expenditures for continuing operations and those capitalized as software and related development costs were $4,851,000 for 1998, or 18.7%, of sales for the year, compared to $4,233,000, or 16.2%, of sales for 1997.

OTHER INCOME

Other income, consisting primarily of interest income on short-term deposits and interest expense on bank indebtedness was an expense of $156,000 for 1998 compared to other income of $14,000 for 1997. This change was due primarily to increased working capital borrowings under the Company's Line of Credit during 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, CONTINUED

INCOME TAXES

The Company's income tax provision (recovery) for 1998 was $(789,000), or (21.3%) of earnings before taxes and discontinued operations, compared to $1,534,000, or 49.9% of earnings before taxes and discontinued operations for 1997. The percentage for 1998 was unusually low due to the significant impact of the acquired in-process research and development charge in the first quarter of 1998. A significant portion of this charge is non-deductible for tax purposes. The Company's income tax provision (recovery) for 1998 was 74.6% of earnings before taxes and the charge related to in-process research and development. When the portion of the income tax provision related to the acquired in-process research and development is removed, the remaining income tax provision was 30.3% of earnings before taxes and the charge related to in-process research and development.

NET EARNINGS

The Company had earnings (loss) from continuing operations for 1998 of $(2,908,000), compared to earnings (loss) from continuing operations for 1997 of $1,540,000. Earnings (loss) per share (basic) from continuing operations in 1998 was $(0.29) per share, compared to earnings (loss) per share (basic) from continuing operations of $0.17 per share in 1997. Earnings (loss) from continuing operations before the charge related to acquired in-process research and development for 1998 was $(268,000), or earnings (loss) of $(0.03) per share (basic), compared to earnings (loss) from continuing operations before the charge related to acquired in-process research and development of $2,412,000, or earnings (loss) of $0.26 per share (basic) in 1997.

DISCONTINUED OPERATIONS

In 1993, the Company introduced its first Computer Telephony ("CTI") products for sale to OEMs and to consumers directly through retail distribution channels. In 1994, the Company developed a new release of its CTI product for high volume production targeted to leading OEM customers such as IBM and OMRON. In 1994, the Company recorded a charge against inventory relating to its first generation retail CTI product, and in 1995 the Company terminated its retail distribution efforts due to high marketing costs and a failure to achieve significant market penetration, which resulted in operating losses. In 1997, the Company initiated plans to discontinue the operations of its desktop CTI business due to low gross margins prevalent in this market segment. Sales of desktop CTI products accounted for 32.2% of sales in 1996 and 1.9% of sales in 1997. The Company's desktop CTI operations were closed effective December 31, 1997.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically met its operating and capital requirements from cash flow from operations and from funds generated by sale of its equity securities.

The Company has a credit facility with the Bank of Montreal (the "Bank") consisting of a Cdn$5,000,000 (approximately US$3,300,000) operating line of credit (the "Line of Credit"). The Company's US dollar borrowing capacity under its Canadian dollar-denominated Line of Credit will vary period to period based on exchange rate fluctuations. Borrowings under the Line of Credit bear interest at the Bank's US base rate plus 1/2%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the Bank's prime rate plus 1/2%. Borrowings are due on demand and interest is to be paid monthly. Borrowings may not exceed certain percentages of a specified borrowing base consisting of domestic and foreign accounts receivable and inventories. The Line of Credit agreement requires the Company to maintain certain financial ratios, including a current ratio of 1.50 to 1.00 and a debt to tangible net worth ratio of 1.25 to 1.00. The Company believes it is in substantial compliance with the terms of the Line of Credit. Borrowings under the Line of Credit are secured by substantially all of the Company's current assets. At March 31, 1999, the Company had net outstanding borrowings under the Line of Credit of approximately US$233,000.

At December 31, 1998 and December 31, 1997, the Company's net cash (overdraft) position was $(509,000) and $1,383,000 respectively. Net cash provided by (used in) operations, financing and investments was $310,000 and $(94,000) in the years ended December 31, 1998 and 1997 respectively. For 1998, cash used in operations, financing and investments consisted primarily of cash generated from the issuance of Common Shares, warrants and long-term debt. Cash was used primarily for the acquisition of the net assets of Alex Computer Systems, funding operations, and the purchase of property and equipment and software and related development costs. For 1997, cash used in operations, financing and investments consisted primarily of cash from operations, and proceeds from the issuance of Common Shares upon the exercise of outstanding stock options. Cash was used primarily for the acquisition of 3L Limited, to increase inventories, fund discontinued operations, purchase treasury shares and for the purchase of property and equipment and software and related development costs. For 1996, cash provided by operations, financing and investments consisted principally of cash from continuing and discontinued operations and proceeds from the issuance of Common Shares upon the exercise of outstanding stock options. Cash was used primarily to increase accounts receivable and for the purchase of property and equipment and software and related development costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, CONTINUED

Accounts receivable, net at December 31, 1998 and December 31, 1997 was $5,404,000 and $6,549,000 respectively. The Company's standard collection terms are net 30 days, subject to adjustment for certain customers.

The Company made capital expenditures of $1,036,000 and $2,433,000 during 1998 and 1997, respectively, primarily for computer equipment and software and related development costs. In 1997, the Company invested $1,202,000 in the purchase of treasury shares and invested $746,000 in the acquisition of 100% of the shares of 3L Limited, net of $188,000 in cash acquired. On March 17, 1998, the Company effectively acquired pursuant to an acquisition agreement the net assets of Alex Computer Systems. The consideration paid by the Company consisted of $675,000 in cash, the assumption of $1,074,000 in liabilities, and the issuance of 772,626 Common Shares and a two year warrant to purchase 110,375 Common Shares of an exercise price of Cdn$9.06 (USD$6.34) per share.

The Company believes that cash generated from operations and borrowings available under the Line of Credit will be sufficient to meet its working capital and capital expenditure requirements in 1999. However, the Company may in the future require additional equity or debt financing to meet its working capital, property and equipment and acquisition requirements. There can be no assurance that additional financing will not be required sooner, or, if required, that it will be available on a timely basis or on terms satisfactory to the Company.

LITIGATION

The Company has initiated a lawsuit against Alex Informatics Inc. seeking recovery of approximately $255,000 in expenses incurred in connection with the acquisition of the net assets of Alex Computer Systems, Inc. reimbursable to Spectrum under the terms of the acquisition agreement relating thereto.

INFLATION, FOREIGN CURRENCY FLUCTUATIONS AND HEDGING

The Company believes that inflation and other changes in prices have not had a material effect on the Company. The Company intends to continue to sell the majority of its products in US dollars while incurring costs in varying proportions in Canadian dollars, US dollars and other currencies. Thus, the Company's operations are susceptible to fluctuations in currency exchange rates. In addition, if the Canadian dollar rises relative to the US dollar, the Company's reported operating expenses and net income may be materially and adversely affected. Since 1995, the Company has entered into futures contracts to attempt to reduce a portion of its exposure to foreign exchange rate fluctuations. Such contracts typically have maturities of no greater than three months when entered into. The market price of such contracts generally approaches the spot exchange rates as the contract approaches expiration of its term. The maximum amount the Company has hedged under such futures contracts at any one time is Cdn$3,000,000. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the US dollar and the Canadian dollar by denominating many of its payment obligations in US dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition or results of operations.

YEAR 2000 ISSUE

The Company has established a Year 2000 program to coordinate and monitor the assessment, conversion or replacement, and testing of computer systems throughout the Company to ensure key business information and process control systems will function successfully after December 31, 1999. In addition, the Company is taking steps to ensure that all relevant non-information technology systems will be Year 2000 compliant. Potential Year 2000 risks could include, without limitation, a temporary inability to engage in normal business activities such as conducting general banking tasks, invoicing, and materials planning and purchasing. The Company has determined that its major internal system, the MRP system, is Year 2000 compliant, which means that internal order processing and filling will be unaffected.

The Company has committed resources to address its potential Year 2000 problems. Progress on Year 2000 issues is centrally coordinated, with regular reporting to the Audit Committee and the full Board of Directors. The Company has completed its assessment of internal Year 2000 issues. The Company does not expect to incur any costs in remediating (where required) any Year 2000 issues relating to its business, other than the time spent by employees on ensuring compliance. In any case, total costs to the Company with respect to its Year 2000 compliance activities are not anticipated to be material to the Company's financial condition or results of operations in any given year. These costs and the date on which the Company plans to complete Year 2000 modification and testing processes are based on management's best estimates, which were derived utilizing numerous assumptions. However, there can be no guarantee that these estimates will prove to be accurate and actual results could differ significantly.

As the Company relies on third party suppliers for utilities, transportation, and other key services, interruption of supplier operations could affect the Company's operations, however, this risk is being assessed and contingency plans being developed. The

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, CONTINUED

Company has initiated communications with suppliers with which it does significant business to determine the extent to which the Company may be vulnerable to such parties' failure to remedy their own Year 2000 problems. The Company expects to complete its assessment of third party Year 2000 risks by June 30, 1999. There can be no assurance that the systems of such suppliers will be converted on a timely basis.

The Company's Year 2000 contingency plans are as follows: (i) all "critical path" systems are being identified and testing will be continuous, (ii) back-up systems are being put in place for alternate suppliers for all aspects of production and delivery, and (iii) the Company already has in place a redundant system of supply for its manufactured products. Continuing monitoring and risk management are taking place and the Company's contingency plans will be updated as new issues are identified. Based on its current assessment, management believes the Year 2000 issue will not have a material adverse effect on the Company's business, financial conditions, or results of operations.

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Spectrum Signal Processing Inc. as at December 31, 1998 and 1997 and the consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1998 in accordance with generally accepted accounting principles in the United States.

On February 4, 1999, we reported separately to the shareholders of the Company on the consolidated financial statements as at and for the periods presented above, which consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

"kpmg llp"

Chartered Accountants

Richmond, Canada
February 4, 1999

CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

                                                                                                      DECEMBER 31,
                                                                                                 1998             1997
----------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
    Cash and cash equivalents                                                                $  1,693         $  1,383
    Accounts receivable, net of allowance for doubtful accounts of $173 (1997 - $170)           5,404            6,549
    Inventories                                                                                 4,935            4,061
    Prepaid expenses                                                                              203              220
----------------------------------------------------------------------------------------------------------------------
                                                                                               12,235           12,213

PROPERTY AND EQUIPMENT (NOTE 3)                                                                 2,287            2,448
OTHER ASSETS (NOTE 4)                                                                           4,925            1,823
----------------------------------------------------------------------------------------------------------------------
                                                                                             $ 19,447         $ 16,484
======================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Bank indebtedness (note 5)                                                               $  2,202         $     --
    Accounts payable                                                                            3,680            2,990
    Accrued liabilities                                                                         1,303            1,690
    Deferred revenue                                                                               --               19
    Current portion of long-term debt (note 5)                                                     80               --
----------------------------------------------------------------------------------------------------------------------
                                                                                                7,265            4,699

LONG-TERM DEBT (NOTE 5)                                                                            75               75
DEFERRED INCOME TAXES (NOTE 7)                                                                    346            1,223
SHAREHOLDERS' EQUITY
SHARE CAPITAL (NOTE 6)
    Authorized 50,000,000 common shares, no par value
    Issued 10,268,954 (1997 - 9,459,397)                                                       16,309           11,373
    Outstanding 10,035,654 (1997 - 9,226,097)
Warrants (note 6)                                                                                 140               --
Additional paid-in capital                                                                         76               76
Treasury stock, at cost, 233,300 shares (1997 - 233,300)                                       (1,232)          (1,232)
Retained earnings (deficit)                                                                    (1,671)           1,237
Accumulated other comprehensive income
    Cumulative translation adjustments                                                         (1,861)            (967)
----------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (notes 9 & 14)                                                   11,761           10,487

                                                                                             $ 19,447         $ 16,484
======================================================================================================================



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF OPERATIONS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

                                                                                      YEARS ENDED
                                                                                      DECEMBER 31,
                                                                           1998             1997             1996
-----------------------------------------------------------------------------------------------------------------
SALES (NOTE 10)                                                        $ 26,000         $ 26,207         $ 20,063
COST OF SALES                                                            10,607           11,180            8,340
-----------------------------------------------------------------------------------------------------------------
                                                                         15,393           15,027           11,723
EXPENSES
    Administrative                                                        3,417            3,146            3,049
    Sales and marketing                                                   7,204            4,769            3,880
    Amortization                                                          1,299              644              497
    Acquired in-process research and development charge                   2,640              872               --
    Research and development                                              4,374            2,536            2,130
-----------------------------------------------------------------------------------------------------------------
                                                                         18,934           11,967            9,556
-----------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) FROM OPERATIONS                                          (3,541)           3,060            2,167

OTHER
    Interest income (expense) and bank charges                             (149)               2              (23)
    Other income (expense)                                                   (7)              12               29
-----------------------------------------------------------------------------------------------------------------
                                                                           (156)              14                6
-----------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE INCOME TAXES AND DISCONTINUED OPERATIONS          (3,697)           3,074            2,173
INCOME TAX EXPENSE (RECOVERY) (NOTE 7)
    Current                                                                  88               --               --
    Deferred                                                               (877)           1,534              724
-----------------------------------------------------------------------------------------------------------------
                                                                           (789)           1,534              724
-----------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) FROM CONTINUING OPERATIONS                               (2,908)           1,540            1,449
EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS (NOTE 11)                       --             (535)             129
-----------------------------------------------------------------------------------------------------------------

NET EARNINGS (LOSS)                                                    $ (2,908)        $  1,005         $  1,578
=================================================================================================================

EARNINGS (LOSS) PER SHARE (NOTE 8)
    Basic
        From continuing operations                                     $  (0.29)        $   0.17         $   0.16
        After discontinued operations                                  $  (0.29)        $   0.11         $   0.17
    Diluted
        From continuing operations                                     $  (0.29)        $   0.16         $   0.15
        After discontinued operations                                  $  (0.29)        $   0.10         $   0.16
    Weighted average shares (in thousands)
        Basic                                                             9,860            9,235            9,195
        Diluted                                                           9,860            9,608            9,782
=================================================================================================================



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBERS OF SHARES) PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.



                                                          Additional                                                   Retained
                                       Common Stock         Paid in          Warrants            Treasury Stock        Earnings
                                   Number        Amount     Capital        Number  Amount      Number       Amount     (Deficit)
BALANCE,
DECEMBER 31, 1995                 9,163,974     $ 9,891       $76            --     $ --      (16,400)     $   (30)     $(1,346)

    Net earnings                         --          --        --            --       --           --           --        1,578
    Foreign currency
       translation                       --          --        --            --       --           --           --           --
    Issued for cash from
       share options                 79,709         364        --            --       --           --           --           --
----------------------------------------------------------------------------------------------------------------------------------
BALANCE,
DECEMBER 31, 1996                 9,243,683      10,255        76            --       --      (16,400)         (30)         232

    Net earnings                         --          --        --            --       --           --           --        1,005
    Foreign currency
       translation                       --          --        --            --       --           --           --           --
    Issued for cash from
       share options                 42,381         184        --            --       --           --           --           --
    Issued for acquisition
       of 3L Limited                173,333         934        --            --       --           --           --           --
    Purchase of treasury
       stock                             --          --        --            --       --     (216,900)      (1,202)          --
----------------------------------------------------------------------------------------------------------------------------------
BALANCE,
DECEMBER 31, 1997                 9,459,397      11,373        76            --       --     (233,300)      (1,232)       1,237

    Net loss                             --          --        --            --       --           --           --       (2,908)
    Foreign currency
       translation                       --          --        --            --       --           --           --           --
    Issued for cash from
       share options                 36,931         149        --            --       --           --           --           --
    Issued for net assets of
       Alex Computer
       Systems Inc.                 772,626       4,787        --            --       --           --           --           --
    Issuance of warrants                 --          --        --       110,375      140           --           --           --
----------------------------------------------------------------------------------------------------------------------------------
BALANCE,
DECEMBER 31, 1998                10,268,954     $16,309       $76       110,375     $140     (233,300)     $(1,232)     $(1,671)




                                   Accumulated
                                      other
                                  comprehensive              Comprehensive
                                   income(loss)    Total      Income(loss)
BALANCE,
DECEMBER 31, 1995                   $  (502)     $  8,089      $    --
                                                               =======
    Net earnings                         --         1,578        1,578
    Foreign currency
       translation                     (108)         (108)        (108)
    Issued for cash from
       share options                     --           364           --
--------------------------------------------------------------------------
BALANCE,
DECEMBER 31, 1996                      (610)        9,923        1,470
                                                               =======
    Net earnings                         --         1,005        1,005
    Foreign currency
       translation                     (357)         (357)        (357)
    Issued for cash from
       share options                     --           184           --
    Issued for acquisition
       of 3L Limited                     --           934           --
    Purchase of treasury
       stock                             --        (1,202)          --
--------------------------------------------------------------------------
BALANCE,
DECEMBER 31, 1997                      (967)       10,487          648
                                                               =======
    Net loss                             --        (2,908)      (2,908)
    Foreign currency
       translation                     (894)         (894)        (894)
    Issued for cash from
       share options                     --           149           --
    Issued for net assets of
       Alex Computer
       Systems Inc.                      --         4,787           --
    Issuance of warrants                 --           140           --
--------------------------------------------------------------------------
BALANCE,
DECEMBER 31, 1998                   $(1,861)     $ 11,761      $(3,802)
                                                               =======



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

                                                                                      YEARS ENDED
                                                                                      DECEMBER 31,
                                                                              1998         1997         1996
------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net earnings (loss)                                                    $(2,908)     $ 1,005      $ 1,578
    Deduct (add) earnings (loss) from discontinued operations                   --          535         (129)
------------------------------------------------------------------------------------------------------------
    Earnings (loss) from continuing operations                              (2,908)       1,540      $ 1,449
    Adjustments to reconcile net earnings (loss) to net cash
       provided by operating activities
        Amortization                                                         1,915          781          641
        Acquired in-process research and development                         2,640          872           --
        Deferred income taxes                                                 (826)       1,534          724
        Deferred share issue costs                                              --          193           --
        Changes in operating assets and liabilities
             Accounts receivable                                             1,154        1,882       (3,440)
             Inventories                                                      (739)      (2,311)         571
             Prepaid expenses                                                    2          311         (230)
             Accounts payable                                                  149         (366)         501
             Accrued liabilities                                               150          488          635
             Deferred revenue                                                  (18)        (616)         635
------------------------------------------------------------------------------------------------------------
Net cash provided by continuing operations                                   1,519        4,308        1,486
------------------------------------------------------------------------------------------------------------
Earnings (loss) from discontinued operations                                    --         (535)         129
Deferred income taxes, an item not involving cash                               --         (340)          64
------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) discontinued operations                         --         (875)         193
------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                    1,519        3,433        1,679

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of property and equipment                                        (559)      (1,040)      (1,042)
    Proceeds from disposition of property and equipment                          1           --           --
    Software and related development costs                                    (477)      (1,393)        (631)
    Acquisition of net assets of Alex Computer, net of cash received        (2,204)          --           --
    Cash received on acquisition of 3L Limited, net of expenses                 --          188           --
------------------------------------------------------------------------------------------------------------

Net cash used for investing activities                                      (3,239)      (2,245)      (1,673)

CASH FLOWS FROM FINANCING ACTIVITIES
    Increase in bank indebtedness                                            2,036           --           --
    Payment of deferred share issue costs                                       --           --         (193)
    Issue of shares from share options                                         149          184          364
    Principal payments on long-term debt                                       (61)          (7)         (30)
    Purchase of treasury shares                                                 --       (1,202)          --
------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) financing activities                         2,124       (1,025)         141
Effect of foreign currency exchange rates on cash and cash equivalents         (94)        (257)         (77)
------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR           310          (94)          70
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                 1,383        1,477        1,407
------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                     $ 1,693      $ 1,383      $ 1,477
============================================================================================================



SEE SUPPLEMENTARY INFORMATION NOTE 13. SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT SHARE AMOUNTS AND NUMBERS OF SHARES) PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

The Company was incorporated under the laws of British Columbia and its principal business activities include the design, manufacture and marketing of digital signal processing systems for incorporation into high performance applications for original equipment manufacturers for commercial markets such as surveillance and wireless base stations, remote sensing, and multi-channel modems and for military and aerospace markets.

1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary 3L Limited. All material intercompany balances and transactions have been eliminated.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of property and equipment and other assets, and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

CASH AND CASH EQUIVALENTS

Cash equivalents include short term deposits, which are all highly marketable securities with a maturity of three months or less when acquired. Short term deposits are valued at cost.

INVENTORIES

The Company uses the average cost method of accounting for its inventory. Inventories are valued at the lower of cost and net realizable value and consist of:

                                                            DECEMBER 31,
--------------------------------------------------------------------------------
                                                      1998                  1997
--------------------------------------------------------------------------------
Finished goods                                      $2,683                $2,185
Work in progress                                     1,132                    --
Raw materials                                        1,120                 1,876
--------------------------------------------------------------------------------
                                                    $4,935                $4,061
================================================================================

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred. Software development costs related to software which will become an integral part of the Company's products are, after the establishment of technological feasibility, capitalized until the product is available for general release to customers. Annual amortization is the greater of the ratio of current product revenue to the total current and anticipated product revenue or the straight-line method over the remaining estimated economic life, generally three years. Amortization commences when the product is available for general release to customers. Research and development costs and capitalized software and related development costs can be summarized as follows:

                                                        YEARS ENDED
                                                        DECEMBER 31,
--------------------------------------------------------------------------------
                                            1998            1997            1996
--------------------------------------------------------------------------------
Research and development
expense
  Continuing operations                   $4,374          $2,536          $2,130
  Discontinued operations                     --             304             639

  Capitalized software
  and related
  development costs                          477           1,393             631
--------------------------------------------------------------------------------
                                          $4,851          $4,233          $3,400
================================================================================


PROPERTY AND EQUIPMENT

Property and equipment are initially recorded at cost. Amortization is subsequently provided on the following assets using the declining balance basis at the following annual rates:

    Computer equipment              30%
    Computer software               20%
    Furniture and fixtures          20%
    Laboratory equipment            20%

Amortization of leasehold improvements is provided on a straight-line basis over the lesser of their estimated useful lives or the lease term.

LICENSE

The Company has the North American license to manufacture and distribute computer peripherals for digital signal processing systems designed by Loughborough Sound Images Ltd. The license was recorded at a nominal value of $1 and expired in July 1997. During 1997, the Company negotiated a non-exclusive extension of manufacturing rights to 2002 and distribution rights to January 17, 1999. Both the manufacturing and distribution rights may be extended under certain conditions.

EMPLOYEE STOCK PLANS

The Company accounts for its employee stock option plans using the intrinsic value method.

TRANSLATION OF FOREIGN CURRENCIES

A majority of the Company's shareholders, customers, and industry analysts are located in the United States. Accordingly, effective January 1, 1998, the Company adopted the U.S. dollar as its reporting currency. Historical figures previously reported in Canadian dollars have been translated into U.S. dollars as follows: assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at the average rates for the period. Unrealized gains and losses resulting from the translation to the reporting currency are accumulated in a separate component of shareholders' equity, described as cumulative translation adjustments.

The Company's functional currency is the Canadian dollar. The Company's financial statements are prepared in Canadian dollars before translation to the U.S. dollar report-

YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT SHARE AMOUNTS AND NUMBERS OF SHARES) PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

ing currency. Accordingly, foreign currency denominated balances of the Company are measured in Canadian dollars. Under this method, monetary assets and liabilities denominated in a foreign currency have been remeasured in Canadian dollars at the rate of exchange in effect at the balance sheet date. Other assets, revenue and expense items are measured using the rate of exchange prevailing at their respective transaction dates. Exchange gains and losses resulting from the remeasurement of foreign denominated monetary assets and liabilities in Canadian dollars are reflected in earnings for the period.

Financial statements of foreign operations for which the functional currency is the local currency are translated into Canadian dollars using the current rate at the balance sheet date. Under this method, assets and liabilities are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at the average rates for the period. Unrealized gains and losses resulting from the translation of the financial statements are deferred and accumulated in a separate component of shareholders' equity, described as cumulative translation adjustments.

GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangibles are stated on the basis of cost, based on fair value at the acquisition date, less accumulated amortization. Amortization is recorded utilizing the straight-line method over the estimated lives of the respective assets, generally three to six years.

REVENUE RECOGNITION

Revenue is recognized upon the later of shipment or when title passes to the customer. Revenue from product development contracts is recognized upon reaching certain development milestones which are generally correlated to the timing of payments.

WARRANTY

The Company generally provides a one year warranty to the original purchaser. Warranty costs are accrued based on a best estimate, with reference to past experience, at the time of sale.

INCOME TAXES

The Company calculates its provision for income taxes in accordance with Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("FAS 109"), which requires an asset and liability approach to financial accounting for income taxes. Under this method, deferred income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences). The resulting changes in the net deferred tax asset or liability are included in income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Deferred income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

The Company follows the cost reduction method of accounting for investment tax credits whereby the benefit of tax credits is recognized as a reduction in the cost of the related asset or expenditure when there is reasonable assurance the tax credits will be realized.

SHARE ISSUE COSTS

The costs of issuing common shares, net of income tax recoveries thereon, are applied to reduce the proceeds of such shares.

FOREIGN CURRENCY HEDGING INSTRUMENTS

The Company enters into future exchange contracts to hedge its foreign currency risks. Such contracts must be effective at reducing the foreign currency risk associated with the underlying transaction being hedged and must be designated as a hedge at the inception of the contract.

The Company currently uses future exchange contracts as hedges of firmly committed transactions. For these contracts, gains and losses are recognized as other income or expense in the current period, generally consistent with the period in which the gain or loss of the underlying transaction is recognized.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company monitors the recoverability of long-lived assets, based on factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable, at which time the asset is written down to fair market value.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

RECENT ACCOUNTING PRONOUNCEMENTS

Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 130, "Reporting Comprehensive Income." FAS No. 130 established standards for reporting and displaying comprehensive income and its components in the financial statements. The Company adopted FAS No. 130 for its fiscal year 1998.

The FASB issued FAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." FAS No. 131 established standards for the manner in which public companies report information about operating segments in annual and interim financial statements. The Company adopted FAS No. 131 for its fiscal year ended 1998.

The FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". FAS No. 133 established standards relating to the recognition and disclosure of all aspects of derivative instruments and hedging activities. The Company is currently evaluating the impact of FAS No. 133. The Company will be required to implement FAS No. 133 for its fiscal year ended 2000.

The American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition." SOP 97-2 established standards relating to the recognition of all aspects of software revenue. SOP 97-2 required the Company to modify certain aspects of its revenue recognition policies. The adoption of SOP 97-2 did not have a material impact on the Company's consolidated results of operations. The Company implemented SOP 97-2 for its fiscal year 1998, on a prospective basis.

The AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal

YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT SHARE AMOUNTS AND NUMBERS OF SHARES) PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

Use." SOP 98-1 requires certain costs related to the development or purchase of internal-use software, including "upgrades and enhancements," to be capitalized an amortized over the estimated useful life of the software. SOP 98-1 is effective for transactions entered into in fiscal years beginning after December 15, 1998. The Company does not expect the adoption of SOP 98-1 to have a material impact on the Company's consolidated results of operations.

2. ACQUISITION OF NET ASSETS OF ALEX COMPUTER SYSTEMS INC.

On March 17, 1998 the Company acquired the majority of the operating assets and liabilities of Alex Computer Systems Inc, of Ithaca, New York. The acquisition has been accounted for using the purchase method of accounting and the results of operations have been consolidated since the date of the acquisition. The Company's interest in the net assets acquired at assigned values are as follows:

Cash                                                                    $    10
Current assets                                                            1,093
Property and equipment                                                      229
Goodwill and other intangibles                                            4,243
Acquired in-process research
 and development                                                          2,640
Current liabilities                                                        (933)
Long-term liabilities                                                      (141)
-------------------------------------------------------------------------------
Acquisition cost                                                        $ 7,141
===============================================================================
Consideration
    772,626 common shares                                               $ 4,787
    110,375 warrants                                                        140
    Cash                                                                    675
    Expenses on acquisition                                               1,539
-------------------------------------------------------------------------------
                                                                        $ 7,141
===============================================================================


Each Common Share issued pursuant to the acquisition agreement was valued at the average closing price of the Common Shares on the NASDAQ National Market during the 30 trading days prior to the date of the acquisition agreement.

Acquired technology valued at $1,010 was acquired as part of the acquisition of the net assets of Alex Computer Systems ("Alex"). Acquired technology consisted of Alex's generation one product line, a two-year license for the use of the Alex name as well as Alex's product brand names, customer account lists, sales and distribution channels, technical development expertise, patents, copyrights and existing technical inventory. The Company has capitalized the value attributable to acquired technology in accordance with the provisions of FAS No. 2 "Accounting for Research and Development Costs". Amortization is recorded utilizing the straight-line method over the estimated useful lives of the respective assets, generally three to five years.

Acquired in-process research and development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced but not yet completed at the date of acquisition and which, if unsuccessful, have no alternative future use in research and development activities or otherwise. Acquired in-process research and development consisted of Alex's generation two research and development projects. Such generation two research and development projects did not represent an improvement of nor redesign of its generation one products. In accordance with FAS No. 2 as interpreted by FASB interpretation No. 4, amounts assigned to acquired in-process research and development meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination. In this regard, a charge of $2,640 was recorded in conjunction with the purchase of the net assets of Alex Computer Systems based on managements' discounted cash flow valuation.

The following unaudited pro-forma results of operations assume that the acquisition occurred as of the beginning of the respective periods presented. The pro-forma information given below does not purport to be indicative of the results that actually would have been obtained if the operations were combined during the periods presented, and is not intended to be a projection of future results or trends.

                                                             YEARS ENDED
                                                             DECEMBER 31,
                                                        1998                1997
--------------------------------------------------------------------------------
(Unaudited)
Revenue                                             $ 27,033             $29,544
Earnings (loss) from
 continuing operations                                (2,911)              2,650
Net earnings (loss)                                   (2,911)              2,115

Earnings (loss) per share
   From continuing operations                       $  (0.30)            $  0.29
   Net                                              $  (0.30)            $  0.23

3. PROPERTY AND EQUIPMENT

                                                             DECEMBER 31,
-------------------------------------------------------------------------------
                                                       1998                1997
-------------------------------------------------------------------------------
Computer equipment                                  $ 2,527             $ 2,103
Computer software                                     1,039                 941
Furniture and fixtures                                  820                 753
Laboratory equipment                                    619                 503
Leasehold improvements                                  296                 296
-------------------------------------------------------------------------------
                                                      5,301               4,596

Less accumulated amortization                        (3,014)             (2,148)
-------------------------------------------------------------------------------
Net book value                                      $ 2,287             $ 2,448
===============================================================================

YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT SHARE AMOUNTS AND NUMBERS OF SHARES) PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

4. OTHER ASSETS

                                                               DECEMBER 31,
--------------------------------------------------------------------------------
                                                           1998             1997
--------------------------------------------------------------------------------
Software and related development
costs net of accumulated
amortization of $876
(1997 - $274)                                            $1,534           $1,823
Goodwill and other intangibles, net
of accumulated amortization of $554
(1997 - nil)                                              3,391               --
--------------------------------------------------------------------------------
                                                         $4,925           $1,823
================================================================================


5. LONG-TERM DEBT AND BANK INDEBTEDNESS

(a) BANK INDEBTEDNESS

The Company has a credit facility with the Bank of Montreal (the "Bank") consisting of a Cdn $5,000,000 (approximately US$3,300,000) operating line of credit (the "Line of Credit"). The Company's US dollar borrowing capacity under its Canadian dollar denominated Line of Credit will vary period to period based on exchange rate fluctuations. Borrowings under the Line of Credit bear interest at the Bank's U.S. base rate plus 1/2%, unless borrowings are denominated in Canadian dollars, in which case the rate of interest is the Bank's prime rate plus 1/2%. Borrowings are due on demand and interest is to be paid monthly. Borrowings may not exceed certain percentages of a specified borrowing base consisting of domestic and foreign accounts receivable and inventories. The Line of Credit agreement requires the Company to maintain certain financial ratios and limits capital expenditures. Borrowings under the Line of Credit are secured by substantially all of the Company's current assets.

(b) LONG-TERM DEBT


                                                           DECEMBER 31,
-------------------------------------------------------------------------
                                                         1998        1997
-------------------------------------------------------------------------
Development loan
   The Company has received a loan from
   Lothian and Edinburgh Enterprise
   Limited ("LEEL") for the purpose of
   product development. There are no
   formal terms of repayment, and
   royalty payments are to be made to
   LEEL based on gross sales revenue of
   the particular product. If the Company
   does not meet all the terms of the loan
   it becomes repayable on demand.                      $  75         $75

Capital lease
   The Company leases office equipment
   under a capital lease expiring August 1, 1999.
   Under the terms of the lease, the Company
   makes monthly installments of $8, including
   interest at 9.58%, with a final payment
   of $24 on August 1, 1999.                               80          --
-------------------------------------------------------------------------
                                                          155          75
-------------------------------------------------------------------------
Less:  current portion                                    (80)         --
-------------------------------------------------------------------------
                                                        $  75         $75
=========================================================================

Minimum principal repayments over the
   term of the capital lease are as follows:
   1999                                                 $  84
   Less: amount representing interest                      (4)
-------------------------------------------------------------------------
                                                           80
   Less: current portion                                  (80)
-------------------------------------------------------------------------
                                                        $  --
=========================================================================

YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT SHARE AMOUNTS AND NUMBERS OF SHARES) PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

6. SHARE CAPITAL

(a) STOCK OPTION PLAN

The Company has reserved 2,650,000 common shares for issuance under its stock option plan. The plan provides for the granting of stock options to directors, officers and eligible employees at the fair market value of the Company's stock at the grant date.

Options generally vest over three years in equal amounts at the anniversary date of the grant. Options generally have a five year term with ten years being the maximum.


                                                            Years ended December 31,
                                         -----------------------------------------------------------------
                                                   1998                              1997
                                         -----------------------------     ----------------------------
                                                          Weighted                         Weighted
                                          Number of        Average         Number of        Average
                                           shares       Exercise Price      shares       Exercise Price
----------------------------------------------------------------------------------------------------------
                                                         Cdn      USD                     Cdn       USD
Outstanding, beginning of year           1,657,288     $ 6.63   $ 4.54    1,493,896     $  6.69   $ 4.58
Granted                                    312,200       6.80     4.42      330,353        7.74     5.30
Exercised                                  (36,931)      5.94     3.86      (42,381)       6.03     4.13
Canceled                                  (168,673)      7.29     4.74     (124,580)      10.22     6.99

Outstanding, end of year                 1,763,884     $ 6.62   $ 4.31    1,657,288     $  6.63   $ 4.54
==========================================================================================================
Exercisable, end of year                   975,197     $ 5.69   $ 3.70      918,201     $  5.34   $ 3.66

Weighted-average fair value
  of options granted during the year                   $ 4.42   $ 2.96                  $  2.89   $ 1.98

                                              Years ended December 31,
                                         ---------------------------------
                                                    1996
                                         ---------------------------------
                                                            Weighted
                                         Number of           Average
                                           shares          Exercise Price
--------------------------------------------------------------------------
                                                         Cdn         USD
Outstanding, beginning of year           1,216,646     $  6.38   $   4.37
Granted                                    416,556       12.50       8.56
Exercised                                  (79,709)       6.23       4.27
Canceled                                   (59,597)      11.72       8.03

Outstanding, end of year                 1,493,896     $  6.69   $   4.58
==========================================================================
Exercisable, end of year                   709,456     $  4.43   $   3.03

Weighted-average fair value
  of options granted during the year                   $  6.26   $   4.29




Information regarding the stock options outstanding at December 31, 1998 is summarized below:


                                      Options Outstanding                               Options Exercisable
                     -----------------------------------------------------    ------------------------------------
                                      Weighted
                                      Average                     Weighted                               Weighted
                                     Remaining                    Average                                 Average
Range of Exercise       Shares      Contractual                   Exercise      Shares                    Exercise
Prices               Outstanding       Life                        Price      Exercisable                   Price
                     -----------------------------------------------------    ------------------------------------
                                                       Cdn          USD                        Cdn           USD
$ 0.70  -  $ 4.87       391,697     2.76 years       $ 2.25       $ 1.46       324,172       $ 1.84        $ 1.20
$ 5.75  -  $ 9.90     1,371,731     4.41 years         7.84         5.10       650,721         7.60          4.94
$10.55  -  $14.75           123     2.50 years        14.75         9.59            82        14.75          9.59
$16.10  -  $16.10           333     2.42 years        16.10        10.47           222        16.10         10.47
=================================================================================================================
$ 0.70  -  $16.10     1,763,884     4.04 years       $ 6.60       $ 4.29       975,197       $ 5.69        $ 3.70

YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT SHARE AMOUNTS AND NUMBERS OF SHARES) PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

6. SHARE CAPITAL, CONTINUED

The options outstanding at December 31, 1998 expire between April 4, 1999 and June 10, 2008.

The Company adopted only the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), Accounting for Stock Based Compensation, to account for grants under the Company's existing stock based compensation plans. All options are issued with an exercise price equal to the market value of the stock on the date of grant. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provision so FAS 123, the Company's net earnings (loss) and earnings (loss) per share would have been adjusted as follows:

                                                      YEARS ENDED
                                                       DECEMBER 31,
--------------------------------------------------------------------------------
                                         1998              1997             1996
--------------------------------------------------------------------------------
Net earnings (loss)
   - as reported                    $  (2,908)        $   1,005        $   1,578
Net earnings (loss)
   - pro forma                         (3,848)               86            1,003
Basic earnings (loss)
 per share - as reported                (0.29)             0.11             0.17
Basic earnings (loss)
 per share - pro forma                  (0.39)             0.01             0.11
Diluted earnings (loss)
 per share - as reported                (0.29)             0.10             0.16
Diluted earnings (loss)
 per share - pro forma                  (0.39)             0.01             0.10

Pro forma amounts reflect options granted after 1994 and may not be representative of amounts in future years.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                                         YEARS ENDED
                                                         DECEMBER 31,
--------------------------------------------------------------------------------
                                               1998          1997          1996
--------------------------------------------------------------------------------
Expected dividend yield                           0%            0%            0%

Expected stock price
 volatility                                      82%           27%           45%

Risk-free interest rate                         5.5%          7.5%            8%

Expected life of options                   4.7 years     4.5 years     4.5 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(b) WARRANTS

As part of the consideration on the purchase at March 17, 1998 of the net assets of Alex Computer Systems Inc., the Company issued warrants to purchase 110,375 common shares of the Company at Cdn $9.06 (USD $5.89). The warrants expire on April 30, 2000. The fair value of the warrants was estimated to be Cdn $1.81 (USD $1.27) per warrant, using the Black-Scholes option-pricing model.

7. INCOME TAXES

Earnings (loss) from continuing operations before provision of income taxes consisted of:

                                                    YEARS ENDED
                                                    DECEMBER 31,
-------------------------------------------------------------------------------
                                     1998               1997               1996
-------------------------------------------------------------------------------
Canadian                          $(1,796)            $2,462            $ 2,958
Foreign                            (1,901)               612               (785)
-------------------------------------------------------------------------------
                                  $(3,697)            $3,074            $ 2,173
===============================================================================



The provision for income taxes consisted of the following:

                                                       YEARS ENDED
                                                        DECEMBER 31,
-------------------------------------------------------------------------------
                                         1998              1997            1996
-------------------------------------------------------------------------------
Current
   Canadian                             $  --            $   --           $  --
   Foreign                                 88                --              --
-------------------------------------------------------------------------------
   Total current                           88                --              --
Deferred
   Canadian                              (444)            1,115             843
   Foreign                               (433)              419            (119)
-------------------------------------------------------------------------------
   Total deferred                        (877)            1,534             724
-------------------------------------------------------------------------------
Income tax provision                    $(789)           $1,534           $ 724
================================================================================


Income tax expense varies from the amounts that would be computed by applying the Canadian federal and provincial income tax rate of 45.6% for each of the periods presented to earnings before income taxes and discontinued operations as shown in the following table:


                                                        YEARS ENDED
                                                         DECEMBER 31,
-------------------------------------------------------------------------------
                                             1998            1997         1996
-------------------------------------------------------------------------------
Combined Canadian
 federal and provincial
 income taxes at expected
 rate                                     $(1,686)        $ 1,406         $ 990
Acquired in-process
 research and development,
 not tax deductible                           300             398            --
Permanent and
 other differences                            111             (76)            4
Change in valuation
 allowance                                    302            (194)         (270)
Foreign tax losses effected
 at lower rates                                96              --            --
State taxes                                    88              --            --
-------------------------------------------------------------------------------
                                          $  (789)        $ 1,534         $ 724
===============================================================================

YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT SHARE AMOUNTS AND NUMBERS OF SHARES) PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

7. INCOME TAXES, CONTINUED

As at December 31, 1998 the Company for Canadian income tax purposes, has claimed investment tax credits of approximately $6,736 which are available to reduce future years' income taxes payable. These investment tax credits expire between 2000 and 2008. The potential tax benefits that may arise from the utilization of $6,227 of these tax credits have not been recognized in these financial statements, because their realization is not considered more likely than not.

The Company has losses for UK income tax purposes of approximately $445 which can be carried forward indefinitely to reduce future taxable income.

The tax effect of the temporary differences that give rise to deferred tax assets and deferred tax liabilities are presented as follows:

                                                              DECEMBER 31,
                                                         1998              1997
-------------------------------------------------------------------------------
Deferred tax assets
    Tax loss carry forwards                           $   106           $    30
    Acquired technology and
     in-process research
     and development                                      867                --
    Investment tax credits
     recoverable                                          213               229
    Share issue costs                                     109                85
    Other                                                  50                25
-------------------------------------------------------------------------------
    Total gross deferred tax assets                     1,345               369
    less: valuation allowance                            (539)             (237)
-------------------------------------------------------------------------------

    Total deferred tax assets                             806               132
-------------------------------------------------------------------------------

Deferred tax liabilities
    Research and development
     expenses                                            (551)             (659)
    Tax depreciation in excess
     of accounting                                       (504)             (592)
    Investment tax credits                                (97)             (104)
-------------------------------------------------------------------------------

    Total deferred tax liabilities                     (1,152)           (1,355)
-------------------------------------------------------------------------------

Net deferred tax liabilities                          $  (346)          $(1,223)
===============================================================================


8. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is based on the weighted average number of common shares outstanding. When dilutive, stock options and warrants are included as share equivalents using the Treasury Stock method, for purposes of computing diluted earnings per share.

The following weighted average number of shares were used for the computation of earnings (loss) per share:

                                                    YEARS ENDED
                                                    DECEMBER 31,
--------------------------------------------------------------------------------
                                          1998             1997             1996
--------------------------------------------------------------------------------
Weighted average
 shares used in
 computation of
 basic earnings
 per share                           9,860,218        9,234,926        9,194,558
Weighted average
 shares from
 assumed conversion
 of dilutive
 options                                    --          372,994          587,733
--------------------------------------------------------------------------------
Weighted average shares
 used in computation
 of diluted earnings
 per share                           9,860,218        9,607,920        9,782,291
================================================================================


9. COMMITMENTS

The Company has entered into various operating lease agreements with remaining terms of up to five years, for office premises and equipment. As at December 31, 1998, the minimum lease payments in each of the next five years are approximately as follows:

 1999                                   $   640
 2000                                       742
 2001                                       742
 2002                                       712
 2003                                       712
-----------------------------------------------
                                        $ 3,548
===============================================


10. SEGMENTED INFORMATION

In the opinion of management, the Company operates in the digital signal processing systems industry, and all sales of its products and services are made in this segment.

Management of the Company makes decisions about allocating resources based on the one operating segment. Substantially all assets and operations are in Canada. A summary of sales by region and by major customers is as follows:

                                                       YEARS ENDED
                                                       DECEMBER 31,
--------------------------------------------------------------------------------
                                        1998              1997              1996
--------------------------------------------------------------------------------
By Region
   United States                     $21,821           $22,284           $15,690
   Canada and other                    4,179             3,923             4,373
--------------------------------------------------------------------------------
Total Sales                          $26,000           $26,207           $20,063

By Major Customer
   Customer A                        $ 6,251           $ 6,583           $ 6,284
   Customer B                             --             4,843               527
   Customer C                          2,098             1,827                --
================================================================================

11. DISCONTINUED OPERATIONS

The Company adopted a plan during 1997 to discontinue the operation of its desktop Computer Telephony board business ("CTI"). The CTI division is in the business of developing boards which integrate telephone, fax, and modem functions into computers and selling them to OEMs and end users. The Company ceased operations in this business as of December 31, 1997. Accordingly, the results of operations have been disclosed separately from those of continuing operations for the years presented. The financial position of these discontinued operations was consolidated in accordance with generally accepted accounting principles.

YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT SHARE AMOUNTS AND NUMBERS OF SHARES) PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

11. DISCONTINUED OPERATIONS, CONTINUED

 The operating results of this business segment were as follows:

                                                       YEARS ENDED
                                                       DECEMBER 31,
--------------------------------------------------------------------------------
                                          1998             1997             1996
--------------------------------------------------------------------------------
Revenue                                  $  --          $   517           $7,008
Gross margin                                --              191            1,472
Expenses                                    --            1,066            1,279
Provision for taxes                         --             (340)              64
--------------------------------------------------------------------------------
Earnings (loss) from
 discontinued operations                 $  --          $  (535)          $  129
--------------------------------------------------------------------------------



The net assets of discontinued operations are as follows:

                                                              DECEMBER 31,
--------------------------------------------------------------------------------
                                                        1998                1997
--------------------------------------------------------------------------------
Current assets                                          $ --                $361
Current liabilities                                       --                  --
--------------------------------------------------------------------------------
                                                        $ --                $361
================================================================================



12. FINANCIAL INSTRUMENTS

a) FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its long-term debt approximates fair value.

b) FOREIGN EXCHANGE RISK MANAGEMENT

The Company utilizes future exchange contracts to manage its exposure to fluctuations in foreign exchange rates which typically expire within three months. These instruments are used for purposes other than trading and are employed in connection with an underlying asset or liability. At December 31, 1998, the Company had futures exchange contracts with a notional principal of $1,061 (December 31, 1997 - $1,020) maturing March 16, 1999. At December 31,
1998 and December 31, 1997, deferred gain and losses on future exchange contracts were not material to the consolidated financial statements. The counterparties to these contracts are major commercial financial institutions. Management believes that losses related to credit risk are remote.

The fair values of future exchange contracts are evaluated by obtaining quotes from brokers. At December 31, 1998 and December 31, 1997 there were no carrying amounts related to future exchange contracts on the consolidated balance sheets. Future exchange contracts to sell $1,061 had an estimated fair value of $1,051 at December 31, 1998 compared to future exchange contracts to sell $1,020 with an estimated fair value of $980 at December 31, 1997.

c) CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. Credit risk in receivables is limited to original equipment manufacturers and to dealers and distributors of hardware and software products. The Company performs ongoing credit evaluations of its customers' financial condition and requires letters of credit or other guarantees whenever deemed necessary.

A substantial amount of the Company's revenues have been recognized in currencies other than the Canadian dollar, principally the United States dollar. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company's business, financial condition and results of operations. The Company attempts to mitigate some of this risk by denominating many of its payment obligations in United States dollars, and, to a lesser extent, through the use of future exchange contracts.

13. SUPPLEMENTARY INFORMATION

                                                             YEARS ENDED
                                                             DECEMBER 31,
--------------------------------------------------------------------------------
                                                    1998         1997       1996
--------------------------------------------------------------------------------
Cash paid for
   Interest paid                                  $  149         $  3         $3
   Income taxes paid                                  15           --          --
   Foreign exchange gains                            287          323          5
Non-cash financing activities
   Issue of shares for acquisition
    of the net assets of
    Alex Computer Systems,
    net of share issue expenses                    4,787           --          --
   Issue of warrants for
   acquisition of the net
    assets of Alex
    Computer Systems                                 140           --          --
   Issue of shares for
    acquisition of 3L Limited,
    net of share issue expenses                       --          934          --



14. UNCERTAINTY DUE TO THE YEAR 2000

The Year 2000 Issues arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

BOARD OF DIRECTORS

Dr. Kenneth A. Spencer
Chair of the Board
Corporate Director

Barry Jinks
President & CEO
Spectrum Signal Processing Inc.

John E. Brennan
President
Activated Communications Inc.

Andrew Harries
Vice President, Marketing
Sierra Wireless Inc.

Charles C. Johnston
President & Director
J&C Resources Inc.

Pascal Spothelfer
Senior VP, Strategic Development
Teekay Shipping (Canada) Ltd.

Samuel Znaimer
Vice President
Ventures West Technologies Inc.

CORPORATE OFFICERS

Barry Jinks
President & CEO

David Hobbs
Vice President, Engineering

Doug Johnson
Vice President, Logistics

Brian Lowe
Vice President, Sales

Martin McConnell
Vice President, Finance
CFO & Secretary

Ron Wages
Vice President, Marketing

HEAD OFFICE & INVESTOR RELATIONS

8525 Baxter Place
100 Production Court
Burnaby, BC, Canada
V5A 4V7
Tel:  604-421-5422
Fax:  604-421-1764

NEW HEAD OFFICE LOCATION
as of July 2, 1999

One Spectrum Court
#200 - 2700 Production Way
Burnaby, BC, Canada
V5A 4X1
Tel:  604-421-5422
Fax:  604-421-1764

TRANSFER AGENT & REGISTRAR

Montreal Trust Company of Canada
510 Burrard Street
Vancouver, BC  V6C 3B9

AUDITORS

KPMG
Suite 400 - North Tower
5811 Cooney Road
Richmond, BC  V6X 3M1

BANKERS

Bank of Montreal
First Bank Tower
595 Burrard Street
Vancouver, BC  V7X 1L5

GENERAL LEGAL COUNSEL
& REGISTERED OFFICE

Clark Wilson
800 - 885 West Georgia Street
Vancouver, BC  V6C 3H1

SHARES LISTED

NASDAQ - SSPI
Toronto Stock Exchange - SSY

ANNUAL GENERAL MEETING

The annual general meeting of shareholders will be at 12:00 pm, Tuesday, June 22nd, 1999 at:

The Waterfront Centre Hotel
900 Canada Place Way
Vancouver, BC  B6C 3L5

BRANCH OFFICES

Western USA
Northern California
1250  Aviation Avenue
Suite #250W
San Jose, CA  95110
Tel:  408-918-6430

Eastern USA
Ithaca, NY Office
Axiohm Center
950 Danby Rd, # 200
Ithaca, NY 14850
Tel:  607- 277-0678

Western USA
Southern California
17451 Bastanchury Road
Suite 204
Yorba Linda, CA  92886
Tel: 714-577-6950

Europe
UK/Europe Sales Office
St. Stephen's House
Arthur Road
Windsor   SL4 1RY
United Kingdom
Tel: +44 -0- 1753 841 988

Central USA
99 Trophy Club Drive
Trophy Club, TX  76262
Tel:  817- 430-5840

Europe
Spectrum / 3L Limited
86/92 Causewayside
Edinburgh  EH9 1PY
Scotland
Tel: +44-131 466 8080

Eastern USA
8201 Corporate Drive,
Suite 1140
Landover, MD  20785
Tel:  301-459-8888

                        SPECTRUM SIGNAL PROCESSING INC.
                             WORLDWIDE HEADQUARTERS
                               ONE SPECTRUM COURT
                           #200 - 2700 PRODUCTION WAY
                               BURNABY, BC V5A 4X1

                             www.spectrumsignal.com



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